Exhibit 99.87

Zacks Small Cap Research Initiates Coverage of

NexTech AR Solutions

New York, NY - Toronto, ON – October 15th, 2019 – NexTech AR Solutions (the “Company” or “NexTech”) (OTCQB: NEXCF) (CSE: NTAR) (FSE: N29) is pleased to announce that Lisa Thomson of Zacks Small Cap Research has initiated coverage of NexTech with a price target of $1.50 USD.

For full report click here

From the report:

NexTech AR (OTC:NEXCF) is a small, B2B startup based in Toronto that was formed to provide services for, and invest in, businesses using Augmented Reality (AR) and hologram technologies. These technologies are used to improve sales and profits for eCommerce sites, and other verticals such as entertainment. This technology converts two-dimensional images of real objects and people into three dimensions using scanners and software. Using AR is a proven way to boost sales and reduce returns in eCommerce, and provides an engaging, economic way to provide information in the education and training space.

Augmented Reality (AR) is just beginning to make its way into mainstream use and the market is exploding. NexTech AR is the only public pure play we know of that is providing services to allow companies to use AR in marketing and advertising their goods. At a price to vendors of $30 per month per SKU, adoption of just a tiny percent of the trillions of products sold worldwide will create a massive revenue stream for NexTech AR.

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About Zacks Small Cap Research

Zacks Small Cap Research (“Zacks SCR”) is a division of Zacks Investment Research. Zacks SCR coverage specifically looks to focus on small and micro-cap companies that are underfollowed or undervalued by Wall Street. Our analysts seek to identify and report on these companies, bringing to investors a unique opportunity to gain insight on small cap investments that are believed to be undervalued and well-positioned for future growth. Our goal is to produce high quality (institutional) research for the small cap portfolio.

About NexTech AR Solutions Corp.

NexTech is one of the leaders in the rapidly growing AR industry, estimated to hit $120 billion by 2022, according to Statista. NexTech, the first publicly traded “pure-play” AR company, began trading on the CSE on October 31st, 2018. NexTech has a two-pronged strategy for rapid growth including growth through acquisition of eCommerce businesses and growth of its omni-channel AR SaaS platform called ARitize™. NexTech has an exclusive license to a portfolio of patents 7,054,831, 7,266,509 and patent-pending applications 15351508, 62457136, 62559487, related to interactive gaming, interactive advertising, and augmented reality (“AR”) technology.

The Company is pursuing three multi-billion dollar verticals in AR.

ARitize™ For eCommerce; The company launched its technologically advanced webAR for eCommerce early in 2019 and has been rapidly signing up customers onto its SaaS platform. Customers include Walther Arms, Wright Brothers, Mr. Steak, and Budweiser. NexTech has the first ‘full funnel’ end-to-end eCommerce solution for the AR industry including its 3D product capture, 3D ads for Facebook and Google, ‘Try it On’ technology for online apparel, 3D and 360-degree product views, and ‘one click buy’.

ARitize™ University; having launched in June 2019, the app-based solution allows companies and educational establishments to leverage all of their existing 2D assets - YouTube videos, PDF documents, PowerPoint decks, images, etc. - and then overlay immersive 3D-AR experiences on top of that content for an interactive training experience that drives productivity.

ARitize™ Hollywood Studios; the studio is creating a proprietary 3D entertainment venue for which it is producing immersive content using augmented reality as the primary display platform.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

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On behalf of the Board of NexTech AR Solutions Corp.
“Evan Gappelberg”
CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

DISCLOSURE: Zacks SCR has received compensation from the issuer directly, from an investment manager, or from an investor relations consulting firm, engaged by the issuer, for providing research coverage for a period of no less than one year. Research articles, as seen here, are part of the service Zacks provides and Zacks receives quarterly payments totaling a maximum fee of $30,000 annually for these services.

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

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